Exhibit 99.1

ROUNDY’S, INC. REPORTS FOURTH QUARTER AND FULL YEAR 2011

FINANCIAL RESULTS

MILWAUKEE – March 1, 2012 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today reported financial results for the fourth quarter and full year ended December 31, 2011.

•	Net sales increased 2.2% to $968.7 million for the quarter and 2.0% to $3.84 billion for the year

•	Net income increased 6.6% to $9.2 million for the quarter and 4.0% to $48.0 million for the year

•	Adjusted EBITDA increased 1.6% to $51.4 million for the quarter and 0.5% to $224.2 million for the year

“We are pleased with our financial performance for the fourth quarter and fiscal year 2011,” said Robert Mariano, Roundy’s chairman, president and chief executive officer. “Our consistent results reflect our local market leadership and scale, which allow us to provide high quality products and a differentiated customer experience at a great value for our customers.”

Financial Results for Fourth Quarter of 2011

Net sales for the fourth quarter of 2011 were $968.7 million, an increase of $20.4 million, or 2.2%, from $948.3 million for the fourth quarter of 2010. Same store sales decreased 1.2% from the prior year due to a 3.2% decrease in the number of customer transactions as the Company continues to be negatively affected by weak consumer discretionary spending and new competitive store openings, partially offset by a 2.0% increase in the average transaction size.

Gross profit for the fourth quarter of 2011 increased 2.5% to $254.1 million, from $248.0 million in the fourth quarter of 2010. Gross profit as a percentage of net sales and service fees was 26.2% for the fourth quarter of 2011 and 2010. The Company’s gross profit reflects an increased LIFO charge of $2.0 million, which was due to higher inflation during the year.

For the fourth quarter of 2011, operating and administrative expenses increased to $223.1 million, from $215.8 in the same period last year due primarily to store occupancy costs associated with new and relocated stores. Operating and administrative expenses as a percentage of net sales increased to 23.0% in the fourth quarter of 2011, from 22.8% in the same period last year.

Net income for the fourth quarter of 2011 was $9.2 million, or $0.30 diluted earnings per common share, compared to $8.6 million, or $0.28 diluted earnings per common share, for the fourth quarter of 2010.

Adjusted EBITDA for the quarter ended December 31, 2011 was $51.4 million, compared to $50.6 million in the fourth quarter of 2010.

Financial Results for Fiscal 2011

Net sales for 2011 were $3.84 billion, an increase of $75.0 million, or 2.0%, from $3.77 billion for 2010. Same store sales decreased 0.2% from 2010 due to a 2.6% decrease in the number of customer transactions, offset by a 2.5% increase in the average transaction size.

Net income for 2011 was $48.0 million, or $1.58 diluted earnings per common share, compared to $46.2 million, or $1.01 diluted earnings per common share, for 2010. The 2010 common earnings per share were impacted by the interest expense on account of preferred stock. In addition, prior to April 29, 2010, common shareholders did not share in net income unless net income exceeded the remaining unpaid dividends and liquidation value of the preferred stock. On April 29, 2010, Roundy’s paid all unpaid dividends and the remaining liquidation value of the preferred stock, after which it was no longer entitled to any dividends. Further, on January 24, 2012, the preferred stock was converted to common stock, in advance of the Transaction described below and is no longer outstanding.

Adjusted EBITDA for the year ended December 31, 2011 was $224.2 million, compared to $223.1 million in 2010.

Mr. Mariano concluded, “We are encouraged about our future growth prospects and believe that Roundy’s is well-positioned for continuous financial improvement, despite the continued challenging economic environment for many of our customers. We will continue to execute our strategy to increase the assortment of our own brand products, drive increased sales of perishable and specialty products, as well as expand and enhance our store base with new locations and remodels. We anticipate opening four new stores in the Chicago area and relocating two stores in our Wisconsin market in 2012.”

Subsequent Events

On February 8th, 2012, Roundy’s announced an initial public offering (“IPO”) of its shares which began trading on the New York Stock Exchange. On February 13, 2012 Roundy’s completed the offering and raised approximately $111.1 million in net proceeds through the sale of 14.7 million shares of common stock. Subsequent to the IPO, Roundy’s has 45.6 million shares of common stock outstanding. The Company used the proceeds from the offering, together with proceeds from a new senior credit facility to repay all of its outstanding borrowings and other amounts owing under its existing credit facilities. The new senior credit facility consists of a $675 million term loan and a $125 million revolving credit facility, which will expire in February 2019 and February 2017, respectively. The initial public offering and refinancing transactions are referred to collectively as the “Transaction.”

Store Openings

During the fourth quarter, the Company opened one new store and remodeled one store. As of December 31, 2011, the Company operated 158 retail grocery stores, including 93 Pick ’n Save stores, 32 Rainbow stores, 26 Copps stores, 3 Metro Market stores and 4 Mariano’s Fresh Market stores.

Fiscal 2012 Guidance

The following table provides information on the Company’s estimated 2012 results:

Sales growth	2.5% to 3.5%
Same-store sales growth	(1.0%) to 0.0%
Adjusted EBITDA	$223 to $227 million
Adjusted EBITDA Margin	5.6% to 5.7%
Interest Expense (1)	$50 to $51 million
Income Tax Rate	40.0%
Capital Expenditures	$65 to $70 million
New Store Openings	4
Replacement Store Openings	2
Weighted Average Diluted Common Shares Outstanding (2)	44.0 million
Earnings per Share
Fully Diluted	$1.16 to $1.21
Excluding One-Time Transactional Costs (3)	$1.40 to $1.45

(1)	Includes non-cash interest of approximately $3 million related to amortization of deferred financing fees and original issue discount.
(2)	Represents the weighted average diluted common shares outstanding for the full year, consisting of 39.0 million shares in the first quarter and 45.6 million shares in all subsequent quarters.
(3)	Presented to exclude expenses of approximately $18 million ($10.8 million, net of income tax expense) expected to be incurred in connection with the Transaction. Such expenses consist primarily of loss on debt extinguishment.

Conference Call

The Company will host a conference call and audio webcast today, March 1, 2012 at 4:30 p.m. ET (3:30p.m. CT) to discuss financial results for the fourth quarter and full year fiscal 2011. The call will be broadcast live over the Internet and accessible through the Investor Relations section of the Company’s website at www.roundys.com. The webcast will be archived and accessible on the same website through March 15, 2012.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4.0 billion in sales and more than 18,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 159 retail grocery stores and 99 pharmacies under the Pick ’n Save, Rainbow, Copps, Metro Market and Mariano’s Fresh Market retail banners in Wisconsin, Minnesota and Illinois.

*Non-GAAP Financial Measures

This press release presents Adjusted EBITDA, which is a non-GAAP financial measure within the meaning of applicable SEC rules and regulations, as defined under “Consolidated Statements of Income.” For a reconciliation of Adjusted EBITDA to net income under generally accepted accounting principles and for a discussion of the reasons why the Company believes that Adjusted EBITDA provides information that is useful to investors see “Consolidated Statements of Income,” and Note (1) to the table.

Forward-Looking Statements

This release contains forward-looking statements about Roundy’s future performance, which are based on Management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in Roundy’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect cost of capital and ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in Roundy’s Prospectus dated February 7, 2012.

Contact:

Katie Turner

ICR

katie.turner@icrinc.com

646-277-1228

ROUNDY’S, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share amounts)

	Thirteen Weeks Ended		Fifty-Two Weeks Ended
	January 1, 2011	December 31, 2011	January 1, 2011	December 31, 2011
	(Unaudited)	(Unaudited)		(Unaudited)
Net Sales	$948,341	$968,722	$3,766,988	$3,841,984

Costs and Expenses:
Cost of sales	700,316	714,623	2,748,919	2,804,709
Operating and administrative	215,834	223,054	868,972	886,862
Interest:
Interest expense Interest expense, current and long-term debt, net	17,412	16,916	64,037	68,855
Amortization of deferred financing costs Interest expense, dividends on preferred stock	—	—	2,716	—
Amortization of deferred financing costs	802	837	2,906	3,469

	934,364	955,430	3,687,550	3,763,895

Income before Income Taxes	13,977	13,292	79,438	78,089

Provision for Income Taxes	5,372	4,122	33,244	30,041

Net Income	$8,605	$9,170	$46,194	$48,048

Net earnings per common share:
Basic and Diluted	$0.28	$0.30	$1.01	$1.58

Weighted average number of common shares outstanding:
Basic	27,346	27,260	27,384	27,324
Diluted	30,396	30,310	30,434	30,374
Dividends per common share	$—	$—	$2.90	$—

	Thirteen Weeks Ended		Fifty-Two Weeks Ended
	January 1, 2011	December 31, 2011	January 1, 2011	December 31, 2011
Adjusted EBITDA Reconciliation(1):
Net Income	$8,605	$9,170	$46,194	$48,048
Interest expense, current and long-term debt, net	17,412	16,916	64,037	68,855
Interest expense, dividends on preferred stock	—	—	2,716	—
Amortization of deferred financing costs	802	837	2,906	3,469
Provision for income taxes	5,372	4,122	33,244	30,041
Depreciation and amortization expense	18,053	17,964	72,331	69,480
LIFO charges	390	2,423	1,665	4,262

Adjusted EBITDA	$50,634	$51,432	$223,093	$224,155

(1)	We present Adjusted EBITDA, a non-GAAP measure, to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than measures under U.S. generally accepted accounting principles (‘‘GAAP’’) can provide alone. Our board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

We define Adjusted EBITDA as earnings before interest expense, interest expense associated with preferred stock, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, options to purchase stock and stock appreciation rights, costs incurred in connection with our IPO (or subsequent offerings of Roundy’s common stock) and loss on debt extinguishment. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of our results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from ours, we omit these amounts to facilitate investors’ ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in our experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. We believe that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of our operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of our performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

ROUNDY’S, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	January 1, 2011	December 31, 2011
		(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$36,435	$87,068
Notes and accounts receivable, less allowance for losses	37,076	32,467
Merchandise inventories	258,234	286,537
Prepaid expenses	16,819	18,880
Deferred income taxes	10,128	6,038

Total current assets	358,692	430,990

Property and Equipment—Net	310,183	309,575

Other Assets:
Other assets - net	50,991	45,238
Goodwill	727,065	726,879

Total other assets	778,056	772,117

Total assets	$1,446,931	$1,512,682

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$165,472	$245,216
Accrued wages and benefits	52,217	48,876
Other accrued expenses	45,989	42,089
Current maturities of long-term debt and capital lease obligations	64,367	10,789
Income taxes payable	2,432	4,265

Total current liabilities	330,477	351,235

Long-term Debt and Capital Lease Obligations	819,641	809,352
Deferred Income Taxes	62,227	66,438
Other Liabilities	82,022	108,482

Total liabilities	1,294,367	1,335,507

Shareholders’ Equity:
Preferred stock (20 shares authorized, $0.01 par value, 10 shares at 1/1/11 and 12/31/11, respectively, issued and outstanding)	1,044	1,044
Common stock (150,000 shares authorized, $0.01 par value, 27,345 shares issued and 27,072 shares at 1/1/11 and 12/31/11, respectively, issued and outstanding)	273	271
Additional paid-in capital	3,565	—
Retained earnings	174,392	221,365
Shareholder notes receivable	(4,091)	—
Accumulated other comprehensive loss	(22,619)	(45,505)

Total shareholders’ equity	152,564	177,175

Total liabilities and shareholders’ equity	$1,446,931	$1,512,682

ROUNDY’S, INC.

CONSOLIDATED STATEMEMT OF CASH FLOWS

(Dollars in thousands)

	January 1,	December 31,
	2011	2011
		(Unaudited)
Cash Flows From Operating Activities:
Net income	$46,194	$48,048
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including deferred financing costs	75,237	72,949
Gain on sale of property and equipment and other assets	(415)	(542)
LIFO charges	1,665	4,262
Deferred income taxes	12,301	18,030
Interest earned on shareholder notes receivable	(218)	(187)
Deferred dividends on preferred stock	2,716	—
Amortization of debt discount	353	500
Forgiveness of shareholder notes receivable	—	75
Changes in operating assets and liabilities, net of the effect of business acquisitions:
Notes and accounts receivable	(5,102)	4,609
Merchandise inventories	(9,828)	(32,565)
Prepaid expenses	(573)	(2,061)
Other assets	195	532
Accounts payable	(74,236)	79,744
Accrued expenses and other liabilities	(11,185)	(19,725)
Income taxes	3,529	8,348

Net cash flows provided by operating activities	40,633	182,017

Cash Flows From Investing Activities:
Capital expenditures	(62,932)	(66,497)
Proceeds from sale of property and equipment and other assets	5,899	629
Payment for business acquisitions, net of cash acquired	(721)	—

Net cash flows used in investing activities	(57,754)	(65,868)

Cash Flows From Financing Activities:
Dividends and liquidation value of preferred stock paid to preferred shareholders	(70,828)	—
Dividends paid to common shareholders	(77,006)	—
Proceeds from long-term borrowings	147,000	—
Payments of debt and capital lease obligations	(10,631)	(64,367)
Purchase of common stock	(2,156)	(439)
Issuance of common stock	65	—
Repayment of shareholder notes receivable	72	—
Payment of equity issuance costs in advance of stock issuance	—	(710)
Credit agreement amendment fees and expenses	(7,881)	—

Net cash flows used in financing activities	(21,365)	(65,516)

Net (Decrease) Increase in Cash and Cash Equivalents	(38,486)	50,633
Cash and Cash Equivalents, Beginning of Year	74,921	36,435

Cash and Cash Equivalents, End of Year	$36,435	$87,068

Supplemental Cash Flow Information:
Cash paid for interest	$60,817	$71,122
Cash paid for income taxes	15,131	3,663
Shareholder notes cancelled in exchange for common stock	—	4,203
Dividends utilized for repayment of shareholder notes receivable	2,165	—